FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

PolyMet Mining Corp. (the “Company”)
1003 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Tel: 604-669-4701

2.	Date of Material Change

October 1, 2009

3.	News Releases

On October 1, 2009, the Company issued a news release disseminated through the facilities of Marketwire and SEDAR. A copy of such news release is attached as Appendix A.

4.	Summary of Material Change

The Company reported the timing of when the Minnesota Department of Natural Resources (“MDNR”) will announce the publication schedule for the draft Environmental Impact Statement that reviews the Company’s copper-nickel-precious metals project in northeastern Minnesota.

The Company will extend the expiration date of 4,010,000 warrants that were originally issued pursuant to a private placement on April 13, 2007. Under the modified terms, each warrant holder will be entitled to purchase one share of the Company’s common shares at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft environmental impact statement (“EIS”) by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009.

5.1	Full Description of Material Change

See news releases attached hereto as Appendix A.

5.2	Disclosure for Restructuring Transactions

Not applicable

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Douglas Newby, Chief Financial Officer
Telephone: (646) 879-5970

9.	Date of Report

October 6, 2009

APPENDIX A

ADVANCING TO PRODUCTION

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2009-08

POLYMET UPDATES EIS PUBLICATION SCHEDULE

WARRANTS TO BE EXTENDED

Hoyt Lakes, Minnesota, October 1, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) reported today that the Minnesota Department of Natural Resources (“MDNR”) will announce the publication schedule for the draft Environmental Impact Statement that reviews PolyMet’s copper-nickel-precious metals project in northeastern Minnesota by the end of this week.

In separate news, the Company will extend the expiration date of 4,010,000 warrants that were originally issued pursuant to a private placement on April 13, 2007. All of the warrant holders are arms length to the Company.

Under the current terms, each warrant entitles the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009.

Under the modified terms, each warrant holder will be entitled to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009.

The modification is subject to appropriate approvals. The intent was always that the warrants would be able to be exercised after the draft EIS was publicly available and notice of availability had been recorded by the State of Minnesota.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti
KCSA Strategic Communications
+1 (212) 896-1273

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.